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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1 )*
                                            ----

                               Minera Andes Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   602910101
--------------------------------------------------------------------------------
                                (CUSIP Number)

           Neal Degerstrom, 3303 N Sullivan Road, Spokane, WA 99216
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 30, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.       [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 9

CUSIP No. 602910101
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      N.A. Degerstrom, Inc., 91-0698638
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,450,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,450,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,450,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)    X
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                                                          2 of 9

CUSIP No. 602910101
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Neal A. Degerstrom
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,450,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,450,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)    X
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                                                          3 of 9

CUSIP No. 602910101
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Joan Degerstrom
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,450,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,450,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)    X
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                                                          4 of 9

         This Amendment No. 1 to Schedule 13D is being filed on behalf of N.A. Degerstrom, Inc, Neal Degerstrom and Joan Degerstrom and supplements the
Schedule 13D filed by such persons on July 21, 1998 as follows:

Item 1.  Security and Issuer

         This Statement relates to Common Stock (the "Common Stock"), of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada ("Minera Andes"). Minera Andes' principal executive offices are located at 3303 N. Sullivan Road, Spokane, Washington 99216.


Item 2.  Identity and Background

         This Statement is filed by N.A. Degerstrom, Inc. ("Degerstrom"), a corporation organized under the laws of the State of Washington, Neal A. Degerstrom, President of Degerstrom, and Joan Degerstrom, Vice-President of Degerstrom, each of whose business address is 3303 N. Sullivan Road, Spokane, Washington 99216. Degerstrom's principal business is contract mining and operation of its own independently owned mines and mines in joint venture with other mining companies. During the past five years, neither Degerstrom, Neal A. Degerstrom nor Joan Degerstrom has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth below are the names, principal occupations and citizenship of the executive officers and directors of Degerstrom. Except as otherwise noted below, the business address of each of the executive officers and directors of Degerstom is 3303 N. Sullivan Road, Spokane, Washington 99216, and each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------------------------------------------------------------------
Name                                          Principal Occupation                 Citizenship     Position with Degerstrom
------------------------------------------------------------------------------------------------------------------------------------
Neal A. Degerstrom                            President of Degerstrom              USA             President; Director
------------------------------------------------------------------------------------------------------------------------------------
Joan Degerstrom                               Vice President of Degerstrom         USA             Vice-President; Director
------------------------------------------------------------------------------------------------------------------------------------
Gary Craig                                    Vice President -- Operations of      USA             Vice President -- Operations;
                                              Degerstrom                                           Director
------------------------------------------------------------------------------------------------------------------------------------
Michael Cannon                                Secretary/Treasurer of Degerstrom    USA             Secretary/Treasurer
------------------------------------------------------------------------------------------------------------------------------------
Richard Stager                                Vice President -- Engineering of     USA             Vice President -- Engineering
                                              Degerstrom
------------------------------------------------------------------------------------------------------------------------------------
James Fish                                    Vice President -- General Counsel    USA             Vice President -- General Counsel
                                              of Degerstrom
------------------------------------------------------------------------------------------------------------------------------------
Michael Coleman                               Vice President -- Environmental      USA             Vice President -- Environmental
                                              Services of Degerstrom                               Services
------------------------------------------------------------------------------------------------------------------------------------
Paul Hatfield                                 Vice President -- Mining of          USA             Vice President -- Mining
                                              Degerstrom
------------------------------------------------------------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to a Subscription Agreement dated November 30, 2000 by and between Degerstrom and Minera Andes, Degerstrom acquired 1,175,000 special warrants for an aggregate purchase price of CDN $235,000 (the "Special Warrants"). Upon exercise of the Special Warrants, Degerstrom will receive i) 1,175,000 shares of Minera Andes common stock and ii) common stock purchase warrants, which may be exercised for 1,175,000 shares of Minera Andes common stock with an exercise price of CDN $0.20 per share (CDN $0.25 per share if the common stock purchase warrants are exercised after November 30, 2001). The source of the funds used in purchasing the Special Warrants was from working capital of N.A. Degerstrom, Inc.

Item 4.  Purpose of Transaction

         The acquisition of the Special Warrants by Degerstrom was in consideration of drilling and analytical costs incurred on the Huevos Verdes gold/silver property in southern Argentina. The work was performed by Degerstrom.

         Except as otherwise disclosed in this Statement, Degerstrom does not have any plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)   Any action similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a) - (b) The following chart and accompanying notes state the aggregate number and percentage of shares of Minera Andes common stock beneficially owned and with respect to which the persons identified in Item 2 have power, sole or shared, to vote or direct disposition:



------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Shares over which   Shares over
                                                     Shares over which  Shares over which     there is         which there
                           Shares                      there is sole     there is shared   power to direct   shared power to direct
 Party identified in    beneficially                     power to       power to vote (#)  disposition (#)    disposition (#)
                  --     owned (#)      Percentage       vote (#)                --------  ---------------   ----------------
        Item 2           ---------       of class        --------
        ------                          ---------
------------------------------------------------------------------------------------------------------------------------------------
N.A. Degerstrom, Inc.    7,450,000 (3)    23 (4)       7,450,000               0              7,450,000           0
------------------------------------------------------------------------------------------------------------------------------------
Neal A. Degerstrom       7,450,000        23 (4)           0               7,450,000              0           7,450,000
                         (1)(2)(3)
-----------------------------------------------------------------------------------------------------------------------------------
Joan Degerstrom          7,450,000        23 (4)           0               7,450,000              0           7,450,000
                         (1)(2)(3)
-----------------------------------------------------------------------------------------------------------------------------------

________________________

Notes:

(1)  Does not include 1,213,409 shares issuable pursuant to the Performance
     Right.

(2) Shares are beneficially owned by virtue of control of N.A. Degerstrom, Inc., which controlling shares are held jointly by Neal A. Degerstrom and Joan Degerstrom as husband and wife.

(3) Includes 1,175,000 shares issuable upon exercise of Special Warrants and 1,175,000 shares issuable upon exercise of common stock purchase warrants (which will be issued upon exercise of the Special Warrants).

(4) Assumes exercise of Special Warrants and underlying common stock purchase warrants.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to an Asset and Share Acquisition Agreement (the "Acquisition Agreement") dated March 8, 1995, by and among Degerstrom, Minera Andes, Brian Gavin, Jorge Vargas, Enrique Rufino Marzari Elizalde, Minera Andes S.A., and NAD S.A., Degerstrom acquired 4,000,000 shares of Minera Andes common stock, and the right to receive 1,213,409 shares of Minera Andes common stock upon the satisfaction of certain performance criteria (the "Performance Right"), in exchange for the shares of Minera Andes S.A. and NAD S.A. owned by Degerstrom. Pursuant to the Acquisition Agreement, Minera Andes is obligated to issue to Degerstrom up to 1,213,409 shares of its common stock if any of the mining properties transferred to Minera Andes under the terms of the Acquisition Agreement reach Bankable Feasability (as that term is defined in the Acquisition Agreement).

Item 7.  Material to be Filed as Exhibits

     The following documents are filed as exhibits:

     7.1 Subscription Agreement between Minera Andes and Degerstrom dated November 30, 2000.

     7.2 Asset and Share Acquisition Agreement between Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).

                                   Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                            N.A. DEGERSTROM, INC.



                                            By:     /s/ Neal Degerstrom
                                               ---------------------------------
                                                   Neal A. Degerstrom, President




                                                /s/ Neal Degerstrom
                                            ------------------------------------
                                            NEAL A. DEGERSTROM





                                                /s/ Joan Degerstrom
                                            ------------------------------------
                                            JOAN DEGERSTROM

                                 EXHIBIT INDEX


   Sequential
   Exhibit No.                         Description

   7.1 Subscription Agreement between Minera Andes and Degerstrom dated November 30, 2000.

   7.2 Asset and Share Acquisition Agreement between Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).